

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

<u>Via E-mail</u>
Mr. Rheo A. Brouillard
President and Chief Executive Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

>   **Re: SI Financial Group, Inc.**
>   **Amendment No. 2 to Registration Statement**
>   **on Form S-4**
>   **Filed April 19, 2013**
>   **File number 333-188016**

Dear Mr. Brouillard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Stock Ownership of Newport Bancorp, page 75</u>

1. We note your response to our prior comment number 4. As previously requested, please identify the natural person or persons who are the beneficial owners of the Newport Bancorp shares held by Thomas Horstmann. We note that Thomas Horstmann, in its Form ADV filed with the SEC, reports having only 15 employees, only seven of whom are investment advisors.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 97

2. We note your response to comment 2 to our letter dated June 7, 2013. Please remove the portion of pro forma adjustment (3) for the sale of loans of $10.0m from your next amendment as it does not appear that this adjustment gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By E-mail: Victor L. Cangelosi
vcangelosi@kilpatricktownsend.com